U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-07567				December 31, 2012
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement: State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio
4. Address of principal executive office: (number, street, city, state, zip code) One Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2012. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2012, and with respect to agreement of security purchases and sales, for the period from June 30, 2012 (the date of our last examination), through December 31, 2012:

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

•	Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Fund to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2012 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
February 25, 2013

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

The undersigned, President and Treasurer of State Street Navigator Securities Lending State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio (the “Fund”), a series of State Street Navigator Securities Lending Trust, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Investment Company Act of 1940, as amended (the “1940 Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed, or caused to be performed, an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2012, and from June 30, 2012 through December 31, 2012.

Based on this evaluation, we assert that, to the best of our knowledge, the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the 1940 Act as of December 31, 2012, and from June 30, 2012 through December 31 2012, with respect to securities and similar investments of the Fund.

State Street Navigator Securities Lending Trust
/s/ Ellen M. Needham
President
2/25/2013

State Street Navigator Securities Lending Trust
/s/ Laura F. Dell
Treasurer
2/25/2013